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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                         Commission File Number: 0-14315

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1998

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                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: Aegis Communications Group, Inc.

Former Name if Applicable: ATC Communications Group, Inc.

Address of Principal Executive Office (Street and Number): 7880 Bent Branch Drive, Suite 150

City, State and Zip Code: Irving, Texas 75063


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                                     PART II

                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the
[X] |     prescribed due date; or the subject quarterly report of transition
    |     report on Form 10-Q, or portion thereof will be filed on or before
    |     the fifth calendar day following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule
    |     12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-K for the fiscal year ended December 31, 1998 by March 31, 1999 without unreasonable effort or expense. On July 9, 1998, the Registrant completed the acquisition of IQI, Inc. The acquisition was effected through the merger of a wholly-owned subsidiary of the Registrant with and into IQI pursuant to an Agreement and Plan of Merger dated April 7, 1998. The merger necessitated integrating each of ATC's and IQI's separate accounting systems into one unified system. Due to unexpected difficulties in integrating the two systems, the Registrant has encountered unanticipated delays in extracting and compiling the necessary information to finalize its financial statements by March 31, 1999.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

 Matthew S. Waller                  972                972-830-1800
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(Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                             [X] Yes [ ] No

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(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by

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    the earnings statements to be included in the subject report or portion
    thereof?                                            [X] Yes  [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                        Aegis Communications Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 1999                    By:  /s/ Matthew S. Waller
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                                            Matthew S. Waller
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION--------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT             |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).      |
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           EXPLANATION OF ANTICIPATED CHANGE IN RESULTS OF OPERATIONS

         On July 9, 1998, the Registrant completed the acquisition of IQI, Inc. The acquisition was effected through the merger of a wholly-owned subsidiary of the Registrant with and into IQI pursuant to an Agreement and Plan of Merger dated April 7, 1998. The merger has been accounted for as a reverse purchase, meaning that for accounting purposes, IQI is the surviving corporation and is treated as having acquired the Registrant in a purchase accounting transaction. The results of operations reflect the merger. For example, total revenues increased $94.2 million, or 70%, to $228.0 million during 1998, primarily as a result of the merger, and excluding restructuring and other non-recurring charges of approximately $8.4 million ($5.2 million, net of taxes, or $0.13 per share), the Registrant experienced a net loss of approximately $2.5 million, or $0.06 per share, for 1998 as compared to a net loss of approximately $1.0 million, or $0.04 per share.